OMRIX Biopharmaceuticals Inc. • 1120 Avenue of the Americas, 4th Floor • New York NY 10036 • USA
Tel: +1 212 887 6500 • Fax: +1 212 887 6550

Exhibit (a)(4)

November 25, 2008

To Our Stockholders:

We are pleased to inform you that Omrix Biopharmaceuticals, Inc. (“Omrix”) has entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Johnson & Johnson (“J&J”) and Binder Merger Sub, Inc., a wholly owned subsidiary of J&J (“Sub”).

Pursuant to the Merger Agreement, Sub has commenced a cash tender offer for all of the outstanding shares of Omrix at a cash purchase price of $25.00 per share, without interest and subject to any applicable withholding taxes. Accompanying this letter is (i) a copy of Omrix’s Solicitation/Recommendation Statement on Schedule 14D-9, (ii) Sub’s Offer to Purchase, dated November 25, 2008, which sets forth the terms and conditions of the tender offer, and (iii) a Letter of Transmittal containing instructions as to how to tender your shares into the tender offer. We urge you to read the enclosed materials carefully. The tender offer is scheduled to expire at 12:00 midnight, New York City time, on December 23, 2008.

If successful, the tender offer will be followed by the merger of Sub into Omrix. In this merger, all shares of common stock, other than those owned by Omrix, J&J or Sub and other shares for which appraisal rights are perfected under Delaware law, will be converted into the right to receive the same cash payment as in the tender offer, which is $25.00 net per share in cash, without interest and subject to any applicable withholding taxes.

The Board of Directors of Omrix has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger, are advisable and in the best interests of Omrix’s stockholders and approved the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger, on the terms and subject to the conditions set forth therein. ACCORDINGLY, THE BOARD OF DIRECTORS OF OMRIX UNANIMOUSLY RECOMMENDS THAT OMRIX STOCKHOLDERS ACCEPT THE OFFER, TENDER THEIR SHARES TO SUB PURSUANT TO THE OFFER AND, IF REQUIRED BY DELAWARE LAW, VOTE THEIR SHARES IN FAVOR OF THE ADOPTION OF THE MERGER AGREEMENT IN ACCORDANCE WITH THE APPLICABLE PROVISIONS OF DELAWARE LAW.

In arriving at its recommendations, Omrix’s Board of Directors gave careful consideration to a number of factors as described in the enclosed Schedule 14D-9 that Omrix has filed with the Securities and Exchange Commission.

The management and directors of Omrix thank you for the support you have given Omrix and encourage you to tender your shares in the manner described in the materials accompanying this letter.

Very truly yours,

/s/  Larry Ellberger
Larry Ellberger
Chairman of the Board of Directors